Exhibit 99.16

Volaris Reports June 2019 Traffic Results: High Load Factors,

Domestic 91.3% and International 85.1%

Mexico City, Mexico. July 3, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reported June 2019 and preliminary year to date traffic results.

In June 2019, capacity measured by ASMs (Available Seat Miles) increased by 18.9% vs last year, with demand measured by RPMs (Revenue Passenger Miles) showing a significant increase of 22.2%. Volaris carried almost 1.9 M passengers in total (24.5% increase vs last year), with load factor increasing 2.3 pp to 89.3%.

During June 2019, Volaris started to operate five domestic routes, from Chihuahua, Durango and Queretaro; and four international routes, from Chicago, Dallas and Phoenix.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for June: “The significant healthy capacity growth during the month is a result of a solid passenger demand in domestic and international markets”.

The following table summarizes Volaris´ traffic results for the month and year to date.

	June 2019	June 2018	Variance	June YTD 2019	June YTD 2018	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,245	1,032	20.6%	7,198	5,996	20.0%
International	550	438	25.8%	2,916	2,495	16.9%
Total	1,795	1,470	22.2%	10,114	8,491	19.1%
ASMs (in millions, scheduled & charter)
Domestic	1,363	1,162	17.3%	8,221	6,935	18.6%
International	647	528	22.3%	3,637	3,180	14.3%
Total	2,010	1,690	18.9%	11,858	10,115	17.2%
Load Factor (in %, scheduled)
Domestic	91.3%	88.8%	2.5 pp	87.6%	86.5%	1.1 pp
International	85.1%	82.9%	2.2 pp	80.3%	78.5%	1.8 pp
Total	89.3%	87.0%	2.3 pp	85.3%	84.0%	1.3 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,495	1,203	24.2%	8,572	7,005	22.4%
International	382	305	25.7%	2,045	1,749	16.9%
Total	1,877	1,508	24.5%	10,617	8,754	21.3%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 192 and its fleet from four to 78 aircraft. Volaris offers more than 380 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100